RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, California 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

August 25, 2009

VIA EDGAR

Mr. H. Christopher Owings
Accounting Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Live Current Media Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filing Date:  May 7, 2009
File No. 333-158951
Form 10-K for the Fiscal Year Ended December 31, 2008
Filing Date:  March 31, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filing Date:  May 15, 2009
File No.:  0-29929

Dear Mr. Owings:

This letter will confirm that Live Current Media Inc. has asked for an extension to September 11, 2009 to file its response to the comment letter you sent on August 13, 2009.  The Company needs the additional time because it is in the process of restating its financial statements for the fiscal year ended December 31, 2008 and the quarter ended March 31, 2009.  Thank you for granting this extension.

Very truly yours,

RICHARDSON & PATEL LLP

By: /s/ Mary Ann Sapone
MARY ANN SAPONE